FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item
1.	Material Fact

2

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Registered in the Securities Registry with Nº042

Santiago (Chile), March 15, 2005

Messrs.

Chilean Securities Commission

Ladies and gentlemen:

Re: COMMUNICATES MATERIAL INFORMATION.

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A. (the “Company”), both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Chilean Securities Commission with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors, hereby communicates to you the following material information with respect to the Company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

By letter dated March 15, 2005, addressed to the Vice-Chairman of the Board of Directors of our parent company Empresas Copec S.A., Mr. José Tomás Guzmán Dumas, Mr. Felipe Lamarca Claro has formally presented his resignation, effective from April 1, 2005, to the position as member of the Board of Directors of such company and its subsidiaries, among which it is included CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Alejandro Pérez Rodríguez

Chief Executive Officer

cc:	Bolsa de Comercio de Santiago - La Bolsa St. Nº 64 - Santiago
Bolsa Electrónica de Chile - Huérfanos 770 - Santiago
Bolsa de Valores de Valparaíso - P.O. Box 218 - V – Valparaíso

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 16, 2005	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer